As filed with the Securities and Exchange Commission on March 9, 2012

Registration No. 333-173391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Independence Realty Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 243-9000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Attention: Jack E. Salmon

(215) 243-9000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Jason W. Goode

Lesley H. Solomon

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-173391) is filed pursuant to Rule 462(d) under the Securities Act solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b) Exhibits:

23.1 Consent of Grant Thornton LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, in the Commonwealth of Pennsylvania, on this 9th day of March, 2012.

Independence Realty Trust, Inc.

By:	/s/ JACK E. SALMON
Jack E. Salmon President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ JACK E. SALMON Jack E. Salmon	President, Chief Financial Officer and Director (Principal Executive Officer)	March 9, 2012

/s/ JAMES J. SEBRA James J. Sebra	Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2012

/s/ SCOTT F. SCHAEFFER Scott F. Schaeffer	Chairman of the Board of Directors	March 9, 2012

* William C. Dunkelberg	Independent Director	March 9, 2012

* Robert F. McCadden	Independent Director	March 9, 2012

* DeForest B. Soaries, Jr.	Independent Director	March 9, 2012

/s/ JACK E. SALMON * Jack E. Salmon, as attorney-in-fact		March 9, 2012